Exhibit 99.6

Total
France: Philippe Gateau
Tel.: +33 (0)1 47 44 47 05
philippe.gateau@total.com

Morocco: Total Maroc
Khalid El Malki
Tel.: +212 (0) 22 22 04 71

Total Energie
France: Samuel Faure
Tel.: +33 (0)4 78 48 88 50
s.faure@total-energie.fr

Morocco: Stéphane Maureau
Tel.: +212 (0)37 73 83 73
s.maureau@total-energie.fr

EDF
France: Fabien Renard
Tel.: +33 (0)1 40 42 44 19
fabien.renard@edf.fr

Morocco: EDF Maroc
Adil Lahlou
Tel.: +212 (0)22 94 95 25
edf@marocnet.net.ma

Temasol
Morocco: Stéphane Maureau
                 Khalid Semmaoui
Tel.: +212 (0)37 73 83 73
temasol@temasol.com

Morocco Awards Contract to Total Energie, Total and EDF to
Equip a Further 37,000 Households with Solar Power

Paris – February 22, 2005 — The Maroccan company Temasol has won a contract for a rural solar power electrification program for 37,000 households in Morocco. Temasol is jointly held by Total Energie, Total through its subsidiary Total Maroc, and Electricité de France (EDF).

This success was achieved after Morocco’s Office National d’Electricité (ONE) issued an international tender in early 2004. In 2002, the partners were already awarded a program to equip 16,000 households.

Implementation of the program will be completed by end-2007. Each household will be equipped with a solar panel and battery system to supply power for lighting and domestic appliances. Temasol will use Total Energie’s photovoltaic systems and will be responsible for managing the technical and financial aspects of the program. Under a ten-year contract, Temasol will perform maintenance and equipment replacement.

The project has an estimated budget of €21.2 million. ONE will provide €17.4 million, with the financial support of the Agence Française de Développement (AFD). Technical assistance was provided in the first phase by the Fonds Français pour l’Environnement Mondial (FFEM).

In synergy with the solar electrification program, Morocco’s Office National de l’Eau Potable

(ONEP) has asked Temasol to install and operate Total Energie photovoltaic pumps to provide drinking water to around 15 villages with close to 5,800 inhabitants. The contract for this program, which is also supported by AFD and FFEM, was signed on July 28, 2004.

Total Energie, Total and EDF are once again pooling their capabilities to successfully implement an environmentally friendly project that will promote economic and social growth in Morocco. The solar electrification program is fully in line with the partners’ sustainable development strategy.